                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                           ACT TELECONFERENCING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    000955104
           ----------------------------------------------------------
                                 (CUSIP Number)

                                 August 19, 2005
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                       Dolphin Direct Equity Partners, LP
                       c/o Dolphin Asset Management Corp.
                              129 East 17th Street
                            New York, New York 10003
                            Telephone: (212) 982-5071
                              Attn: Peter E. Salas

                                 with a copy to:
--------------------------------------------------------------------------------

                                  Gary J. Simon
                            Hughes Hubbard & Reed LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 837-6000
    (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is
filing  this   schedule   because  of  secs.   240.13d-1(e),   240.13d-1(f)   or
240.13d-1(g), check the following box [ ].

          *The  remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter  disclosures  provided in a prior cover page.

          The information  required on this cover page shall not be deemed to be
"filed" for the  purposes of Section 18 of the  Securities  Exchange Act of 1934
("Act") or otherwise  subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 000955104   |                                | PAGE 2 OF 13        |
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 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Peter E. Salas                                                          |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | AF                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | U.S.                                                                    |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 8,040,000                                        |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 8,040,000                                        |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 0                                                |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 8,040,000                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 32.4%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
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| CUSIP NO. 000955104   |                                | PAGE 3 OF 13        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Management, Inc.                                                |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | AF                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | Delaware                                                                |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 8,040,000                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 8,040,000                                        |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 8,040,000                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 32.4%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | CO                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
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| CUSIP NO. 000955104   |                                | PAGE 4 OF 13        |
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 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Advisors, LLC                                                   |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | AF                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | Delaware                                                                |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 8,040,000                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 8,040,000                                        |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 8,040,000                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 32.4%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | OO (limited liability company)                                          |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
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| CUSIP NO. 000955104   |                                | PAGE 5 OF 13        |
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 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Direct Equity Partners, LP                                      |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | WC                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | U.S.                                                                    |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 8,040,000                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 8,040,000                                        |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 8,040,000                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 32.4%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | PN                                                                      |
 ------------------------------------------------------------------------------

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| CUSIP NO. 000955104   |                                | PAGE 6 OF 13        |
 -----------------------                                  ---------------------

ITEM 1.     SECURITY AND ISSUER

            The class of equity security to which this statement  relates is the common stock, no par value (the "COMMON STOCK") of ACT Teleconferencing, Inc., a
Colorado  corporation  (the "COMPANY").  The address of the principal  executive offices of the  Company is 1526 Cole  Boulevard,  Suite  300,  Golden,  Colorado
80401.

ITEM 2.     IDENTITY AND BACKGROUND

            This  statement  is being  jointly  filed  by each of the  following persons  pursuant to Rule 13d-1(k)  promulgated  by the  Securities and Exchange
Commission (the "COMMISSION")  pursuant to Section 13 of the Securities Exchange
Act of 1934,  as amended (the  "EXCHANGE  ACT"):  Peter E. Salas ("MR.  SALAS"),
Dolphin Management Inc., a New York corporation ("DOLPHIN MANAGEMENT"),  Dolphin
Advisors,  LLC, a New York limited liability company ("DOLPHIN  ADVISORS"),  and
Dolphin Direct Equity  Partners,  LP, a Delaware limited  partnership  ("DOLPHIN
DIRECT"). Mr. Salas, Dolphin Management, Dolphin Advisors and Dolphin Direct are
collectively  referred  to as the  "REPORTING  PERSONS."  Mr.  Salas is a United
States citizen.

            The principal  business  address of Mr. Salas,  Dolphin  Management,
Dolphin Advisors and Dolphin Direct is c/o Dolphin Asset  Management  Corp., 129
East 17th Street, New York, New York 10003.

            Dolphin Direct is a private investment fund. Dolphin Advisors is the sole managing  general  partner of Dolphin  Direct.  The  principal  business of
Dolphin  Advisors is to serve as investment  manager to Dolphin Direct.  Dolphin
Management  is the sole  managing  member of  Dolphin  Advisors.  The  principal business  of Dolphin  Management  is to serve as  investment  manager to Dolphin
Advisors and Dolphin  Direct and certain other  entities.  Mr. Salas is the sole shareholder and President of Dolphin  Management.  The principal business of Mr.
Salas is to act as the sole shareholder and President of Dolphin  Management and as the principal of investment funds.

            During the past five years,  none of the  Reporting  Persons and, to the  knowledge  of the  Reporting  Persons,  none of the  executive  officers or directors of the  Reporting  Persons,  if  applicable,  has been  convicted in a criminal proceeding (excluding traffic violations or similar  misdemeanors),  or has been a party to a civil proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On June 30, 2005,  the Company  entered  into a Securities  Purchase
Agreement (the "Purchase Agreement") with Dolphin Direct,  pursuant to which the
Company  agreed to sell,  and Dolphin  Direct agreed to purchase,  up to 160,000 shares of the Company's newly-created Series AA Convertible Preferred Stock (the
"Preferred Stock"),  with the final amount of Preferred Stock to be purchased by
Dolphin Direct dependent upon (i) the exercise,  if any, of participation rights of certain existing  investors in the Company to purchase up to one-third of the
Preferred Stock and (ii) the acquisition by the Company's  shareholders of up to
79,600 shares of Preferred Stock through a proposed rights offering.  Completion

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| CUSIP NO. 000955104   |                                | PAGE 7 OF 13        |
 -----------------------                                  ---------------------

of the transactions contemplated by the Purchase Agreement, as described in more detail below, was subject to the Company's  shareholders  approving the issuance of the Preferred Stock.

            On August 19, 2005, in the absence of any exercise of  participation rights as described  above,  the initial  closing  contemplated  by the Purchase
Agreement took place,  at which the Company sold to Dolphin Direct 80,400 shares of Preferred Stock at a purchase price per share of $100. The purchase price was made in cash, less certain  transaction  fees and expenses and less $1.5 million plus  accrued  interest  in  repayment  of a bridge  loan made to the Company by
Dolphin  Direct on July 15,  2005.  Also,  at the  initial  closing  the Company entered in to an Investor Rights Agreement and a Management  Services  Agreement
with Dolphin Direct.

DESCRIPTION OF PURCHASE AGREEMENT

            In the Purchase  Agreement,  the Company  agreed to prepare and file with the SEC,  within  three  business  days of the  execution  of the  Purchase
Agreement,  a proxy  statement  relating to a special  meeting of the  Company's shareholders to seek the shareholders' approval of the transactions contemplated by the Purchase Agreement. The special meeting of the Company's shareholders was held on  August  15,  2005,  at which  meeting  such  shareholder  approval  was obtained.

            At  the  initial  closing,  the  Company  sold  and  Dolphin  Direct purchased  80,400 shares of Preferred Stock.  Also, at the initial closing,  the
Company's  allowed  Dolphin Direct to appoint and in the future elect a majority of the Company's  Board of Directors.  In addition,  at the initial  closing the
Company entered into the Investor Rights Agreement with Dolphin Direct, in which the Company  agreed to register  with the SEC the resale of the shares of common stock issuable upon conversion of the Preferred Stock.

            Also in the Purchase  Agreement,  Dolphin  Direct agreed to purchase any Preferred Stock remaining unsubscribed after the proposed rights offering of up to 79,960  shares of  Preferred  Stock to the  Company's  shareholders  for a purchase price of $100 per share, subject to certain conditions.

            Assuming  no shares of  Preferred  Stock are  purchased  by  Company shareholders in the proposed rights offering, completion of the foregoing series of  transactions  (the  "Transaction")  will  result in the  issuance to Dolphin
Direct  of  160,000  shares  of  Preferred  Stock  initially   convertible  into
16,000,000  shares of the  Company's  common  stock,  no par  value  per  share,
representing   approximately  48.8%  of  the  common  stock  to  be  issued  and outstanding following completion of the Transaction upon the second closing.

            Prior to the initial closing, as noted above,  Dolphin Direct made a bridge  loan to the  Company in the  principal  amount of $1.5  million,  net of transactional  costs and  expenses.  The  bridge  loan was paid in full with the proceeds payable to the Company at the second closing.

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| CUSIP NO. 000955104   |                                | PAGE 8 OF 13        |
 -----------------------                                  ---------------------

DESCRIPTION OF PREFERRED STOCK

            The Preferred  Stock,  with respect to dividend rights and rights on liquidation,  rank senior to the common stock and to all other equity securities issued by the Company. The initial stated value of each share of Preferred Stock is $100 per share,  subject to increase as discussed  below. The stated value of each share of Preferred  Stock, on a quarterly  basis,  increases at the rate of
4.225% over the stated  value then in effect,  which rate of increase is subject to (i) a one-time  adjustment  based on a function of diminished net asset value as of the initial  closing date and (ii) a 25 to 50 basis point  increase if the
Company is delisted from the Nasdaq National  Market.  Additionally,  holders of
Preferred Stock are entitled to receive  dividends paid on the Company's  common stock,  if any,  based on the  number of shares of common  stock into which such holder's  shares of  Preferred  Stock would be  convertible  at the time of such dividend.  All dividends are  cumulative.  Dividends will cease to accumulate in respect of shares of Preferred  Stock on the date they are converted into shares of common stock.

            Each share of Preferred  Stock is convertible at the election of the holder into shares of the Company's common stock by dividing the stated value of the Preferred Stock then outstanding by a conversion price,  which initially was
$1.00. The conversion price is subject to adjustment to reflect  subdivisions or combinations  of  the  Company's  common  stock  such  as  stock  splits,  stock dividends,  recapitalizations  or reverse splits.  The conversion  price is also subject to adjustment in the event the Company  issues shares of common stock or common stock  equivalents for per share  consideration  less than the conversion price then in effect, subject to certain exceptions. In the event of any merger, reorganization,  sale of  substantially  all of the Company's  assets or similar transactions to which the Company is a party, each share of Preferred Stock then outstanding will become convertible into the kind and amount of securities, cash and other  property  that is receivable  upon the  occurrence of such event by a holder of the  number of shares of common  stock  that the  shares of  Preferred
Stock were convertible into immediately prior to the event.

            If the Company  grants,  issues or sells,  pro-rata to the Company's common  shareholders,  any options,  warrants or securities  exercisable  for or convertible  into shares of the Company's common stock, the holders of Preferred
Stock will have the right to  acquire  such  options,  warrants  or  convertible securities.  For issuances in which the preferred  shareholders  are entitled to participate, they will be entitled to acquire the amount of such securities that the holder could have acquired had the holder  converted  his, her or its shares of Preferred Stock into shares of the Company's common stock  immediately  prior to the record  date for the  distribution  of options,  warrants or  convertible securities.

            With certain  exceptions,  holders of the  Preferred  Stock have the right to vote on all matters  that the holders of common  stock vote on,  voting together with the holders of common stock as one class.  Each share of Preferred
Stock are  entitled  to one vote for each share of common  stock into which such share of Preferred Stock could be converted.

            The affirmative vote of the holders of a majority of the outstanding
Preferred Stock, voting as a separate class, will be required for the Company to take any of the following actions (subject to limited exceptions):

      o   amend, waive or repeal the Company's articles or bylaws if such action would adversely alter or change the preferences,  rights, or powers of the preferred shares;

 -----------------------                                  ---------------------
| CUSIP NO. 000955104   |                                | PAGE 9 OF 13        |
 -----------------------                                  ---------------------

      o   increase or  decrease in the  authorized number of shares of Preferred
          Stock;

      o   create  or  authorize  any class or  series  of  shares  with  rights, preferences or privileges  that are equal or superior to the Preferred
          Stock with respect to dividends, voting, or the distribution of assets upon liquidation;

      o   purchase,  repurchase  or  redeem  shares  of the  Company's  common stock;

      o   enter into any merger,  reorganization,  sale of substantially  all of the  Company's  assets,  or  business  combination  involving  sale of greater than 50% of the Company's  outstanding voting  securities,  or authorize any transaction involving an acquisition of greater than 50%
          of the  Company's  outstanding  voting  securities or  a change in the majority of the Company's Board of Directors;

      o   pay dividends on any of the Company's equity securities;

      o   change the size of the Company's Board of Directors; or

      o   circumvent a right of the Preferred Stock.

            The  holders  of  the  Preferred   Stock  are  entitled  to  receive
liquidating distributions out of the Company's assets available for distribution to  shareholders  in the  event of any  voluntary  or  involuntary  liquidation,
dissolution   or  winding  up  or  of  any  merger,   reorganization,   sale  of
substantially all of the Company's assets or similar  transactions.  Liquidating distributions  are  payable  to  the  holders  of  Preferred  Stock  before  any distribution  of assets is made to holders of common stock or any other class of stock ranking  junior to the  Preferred  Stock upon  liquidation.  The amount of liquidating  distributions  to which the  holders  of  Preferred  Stock  will be entitled is equal to the stated value of the Preferred Stock then outstanding.

            The Preferred Stock will not mature on a specified date. However, at any time after the fifth  anniversary  of the initial  issuance of the Preferred
Stock  the  Company  may  elect to  repurchase  all but not less than all of the outstanding  Preferred Stock at an aggregate  purchase price equal to the stated
value per share of the  Preferred  Stock times the number of shares of Preferred
Stock then  outstanding.  In addition at any time after the fifth anniversary of the  initial  issuance  of the  Preferred  Stock,  the  holders of a majority in interest of the  Preferred  Stock may require  that the Company  repurchase  all outstanding  shares of Preferred  Stock at a price per share equal to the stated
value per share of the Preferred Stock.

DESCRIPTION OF INVESTOR RIGHTS AGREEMENT

            Under the Investor Rights Agreement,  the Company agreed to register with the SEC,  upon  demand of the  holders of a  majority  in  interest  of the
Preferred  Stock and shares of  underlying  common stock  (determined  as if all shares of Preferred  Stock then  outstanding  had been  converted into shares of such common  stock),  the resale of at least 130% of the shares of common  stock issuable upon  conversion of the  Preferred  Stock.  The Company is obligated to

 -----------------------                                  ---------------------
| CUSIP NO. 000955104   |                                | PAGE 10 OF 13       |
 -----------------------                                  ---------------------

effect such  registration (i) to the extent the aggregate  offering price of the shares to be registered  by the Company is not less than $5.0 million;  and (ii)
following the second anniversary of the initial closing,  and is required to use its  best  efforts  to have  such  registration  declared  effective  as soon as practicable,  but not later than 90 calendar days after the requisite  number of shareholders  requests  such  registration.  In the event the  Company  does not timely satisfy its registration obligations under the Investor Rights Agreement, the Company agrees to make a payment to each holder of Preferred  Stock equal to
2% of such  shareholder's  original  investment  for each 30 days in which  such registration is not effective or available.  The Investor Rights  Agreement also provides the holders of Preferred Stock with piggy-back  registration  rights in the event the Company files a registration  statement on Form S-1, S-2 or S-3 to register sales of common stock. The Investor Rights Agreement  provides that the
Company  will  bear  all  expenses  of  the  registrations  contemplated  by the agreement,  and will pay the  shareholders'  reasonable costs in connection with such registrations,  including legal fees and disbursements,  up to an aggregate amount of $15,000.

            The Investor  Rights  Agreement  also  provides  that for so long as
Dolphin Direct and its affiliates collectively own at least 50% of the Preferred
Stock purchased by Dolphin in the initial closing or underlying shares of common stock,  the  Company  will  maintain a Board of  Directors  consisting  of seven members,  five of whom shall be appointed by Dolphin  Direct,  or five  members, three of whom shall be appointed by Dolphin  Direct,  with the size of the Board of  Directors  to be  determined  by Dolphin  Direct.  See Item 5.02 below.  The agreement  also provides that the Company may not take certain  actions  without the approval of a majority of the Board of Directors  including the  affirmative vote of the directors  designated by Dolphin Direct,  including  engaging in any acquisition  of  stock  or  assets  of a third  party;  incurring  indebtedness;
engaging  in any  merger,  consolidation  or sale of  assets;  establishing  any subsidiaries;  granting any exclusive rights to intellectual property;  granting any exclusive distribution rights; or engaging in any related party transactions

DESCRIPTION OF MANAGEMENT SERVICES AGREEMENT

            Under the  Management  Services  Agreement,  an affiliate of Dolphin
Direct  is to  provide  management  and  consulting  services  relating  to  the
Company's  business in exchange for a management  fee of $320,000 per year.  The manager  will also be  entitled to  additional  management  fees for  management services  requested by the Company in connection  with corporate  events such as refinancings, restructurings, equity or debt offerings, business combinations or similar events.  The management fee for services  relating to such  transactions will be equal to 1% of the  aggregate  consideration  paid to or by the Company.
The Management  Services  Agreement  continues for as long as Dolphin Direct and any of its  affiliates  owns at least 50% of the  Preferred  Stock  purchased by
Dolphin Direct at the initial closing, or the underlying shares of common stock.

            The  descriptions  of the matters and agreements set forth above are qualified in their  entirety by reference to the copies of the  agreements  that are included as exhibits herein or filed with the SEC by the Company.

ITEM 4.     PURPOSE OF THE TRANSACTION

            The Reporting  Persons  purchased the Preferred Stock because of its belief  that  the  Company  represents  an  attractive  investment  based on the business prospects and strategy of the Company.

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            The Reporting Persons have no present plans or proposals that relate to or that would  result in any of the actions  specified in clauses (a) through
(j) of Item 4 of Schedule 13D of the Exchange  Act.  Nonetheless,  the Reporting
Persons may at any time formulate plans or proposals for the Company, including, among other things, entering into privately negotiated sales of shares of Common
Stock or acquisitions of additional shares of Common Stock,  making  open-market sales or  purchases,  proposing  a  business  combination  transaction  with the
Company or making a tender offer for some or all of the Common Stock. It is also possible  that  the  Reporting  Persons  will  decide  not to  pursue  any  such transaction.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date of this Schedule 13D, as discussed above, the Reporting
Persons  may be  deemed  to be a group as  defined  in Rule  13d-5(b)  under the
Exchange  Act  and,  as such a  group,  may be  deemed  to  beneficially  own an aggregate of 8,040,000 shares of Common Stock,  which  constitute  approximately
32.4% of the  outstanding  shares  Common Stock,  based on 16,761,562  shares of
Common Stock  outstanding  as of August 12, 2005  pursuant to the Issuer's  Form
10-Q for the fiscal  quarter  ended June 30, 2005, on which are based all of the percentages  of  outstanding  shares of  Common  Stock  set  forth  herein.  The foregoing  and all other  amounts of  beneficial  ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act ("RULE 13d-3").

            As of the date hereof,  Mr. Salas, by virtue of his  relationship to
Dolphin  Management and Dolphin Advisors,  may be deemed to beneficially own all
8,040,000   shares  of  Common  Stock  referred  to  above,   which   constitute
approximately  32.4% of the  outstanding  shares of Common Stock. As of the date hereof,  Dolphin  Management,  by virtue of its  relationship  with  respect  to
Dolphin  Advisors  and Dolphin  Direct,  may be deemed to  beneficially  own all
8,040,000   shares  of  Common  Stock  referred  to  above,   which   constitute
approximately  32.4% of the  outstanding  shares of Common Stock. As of the date hereof,  Dolphin Advisors,  by virtue of its relationship to Dolphin Direct, may be deemed to beneficially  own all 8,040,000  shares of Common Stock referred to above, which constitute  approximately 32.4% of the outstanding shares of Common
Stock.  As of the date hereof,  Dolphin  Direct,  by virtue of its  ownership of record of the 8,040,000 shares of Preferred Stock, may be deemed to beneficially own the 8,040,000 shares of Common Stock issuable upon conversion thereof, which shares constitute approximately 32.4% of the outstanding shares of Common Stock.
Each of Mr. Salas, Dolphin Management,  Dolphin Advisors and Dolphin Direct owns no shares of Common  Stock and,  without  implying the  beneficial  ownership of
Common Stock by any other  Reporting  Person  other than as expressly  set forth herein,  disclaims  beneficial ownership of any shares beneficially owned by any other Reporting Person.

      (b) By  virtue  of the  foregoing  relationships,  Mr.  Salas is deemed to solely have, and each of Dolphin Management, Dolphin Advisors and Dolphin Direct
is deemed to share,  the power to vote or direct  the vote of, and to dispose or direct  the  disposition  of,  the  shares of  Common  Stock  issuable  upon the conversion of the Note or exercise of the Warrant.

      (c) The 8,040,000  shares of Preferred  Stock,  which are convertible into
8,040,000  shares of Common  Stock,  were  purchased  within the last 60 days as described above.

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      (d) Each of the  Reporting  Persons  affirms that no person other than the
Reporting Persons has the right to receive or the power to direct the receipt of dividends  from,  or the  proceeds  from the sale of, the shares of Common Stock deemed  to be  beneficially  owned by such  Reporting  Person  or the  Preferred
Stock.

      (e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER

            As described in Item 4, the 8,040,000 shares of Preferred Stock were purchased in connection  with the Financing,  which was consummated as of August
19, 2005. The Reporting  Persons retain complete,  independent  economic control over their respective investments in the Preferred Stock as contemplated herein, and none of them has made any  specific  agreement,  commitment  or  arrangement regarding disposition of such Preferred Stock or shares of Common Stock issuable upon conversion thereof.

            Pursuant to Rule  13d-1(k)  promulgated  under the Exchange Act, the
Reporting  Persons  have  entered  into an  agreement  with respect to the joint filing of this  Schedule  13D and any  amendment  or  amendments  hereto,  which agreement is included as an exhibit hereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.  Securities   Purchase   Agreement   between  Dolphin  Direct  Equity
            Partners,  LP and ACT  Teleconferencing,  Inc.  dated as of June 30,
            2005.  Incorporated  by reference  to Exhibit 10.1 to the  Company's
            Current Report on Form 8-K dated June 30, 2005.

Exhibit 2.  Investor Rights Agreement between Dolphin Direct Equity Partners, LP and  ACT  Teleconferencing,  Inc.  dated  as  of  August  19,  2005.
            Incorporated  by reference to Exhibit 10.3 to the Company's  Current
            Report on Form 8-K dated August 19, 2005.

Exhibit 3.  Management   Services   Agreement   between  Dolphin  Direct  Equity
            Partners, LP and ACT  Teleconferencing,  Inc. dated as of August 19,
            2005.  Incorporated  by reference  to Exhibit 10.4 to the  Company's
            Current Report on Form 8-K dated August 19, 2005.

Exhibit 4.  Amendment  Agreement between Dolphin Direct Equity Partners,  LP and
            ACT Teleconferencing, Inc. dated as of August 19, 2005.

Exhibit 5.  Schedule 13D Joint Filing Agreement.

                                  SCHEDULE 13D
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of our  knowledge  and belief,  we certify that the  information  set forth in this  statement is true, complete  and correct.  Pursuant to Rule  13d-1(k)(1),  each of the  undersigned agrees that this statement is filed on behalf of each of us.

August 26, 2005

                                        /s/ Peter E. Salas
                                        ----------------------------------------
                                                PETER E. SALAS

                                     DOLPHIN MANAGEMENT INC.

                                     By: /s/ Peter E. Salas
                                         ---------------------------------------
                                     Name:   Peter E. Salas
                                     Its:    President

                                     DOLPHIN ADVISORS, LLC

                                     By: Dolphin Management Inc.
                                     Its:  Managing Member

                                     By:/s/ Peter E. Salas
                                         ---------------------------------------
                                     Name:  Peter E. Salas
                                     Its:   President

                                     DOLPHIN DIRECT EQUITY PARTNERS, LP

                                     By:  Dolphin Advisors, LLC
                                     Its: Managing Partner

                                     By:  Dolphin Management Inc.
                                     Its: Managing Member

                                     By: /s/ Peter E. Salas
                                         ---------------------------------------
                                     Name:   Peter E. Salas
                                     Its:    President